Exhibit 99.1

Scorpio Tankers Inc. Announces Delivery of the STI Topaz and Sale of the STI Diamond

Monaco—(Marketwire) – August 20, 2012 -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has taken delivery of the STI Topaz, the second vessel under its previously announced Newbuilding program and completed the sale of the STI Diamond, the first of the two vessels previously announced to be sold.

Delivery of the STI Topaz

The Company took delivery of the STI Topaz, the second of ten vessels scheduled for delivery under the Company’s Newbuilding program.  Upon delivery, the vessel began a time charter for up to 120 days at $16,200 per day plus an adjustment based on the fuel consumption.  The vessel was partially financed by drawing down $23.0 million on its Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB.

Sale of the STI Diamond

The Company completed the sale of the STI Diamond.  The second vessel to be sold, the STI Coral, is expected to be completed in September 2012.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, three MR tankers, and one post-Panamax tanker with an average age of 5.1 years, time charters-in twelve vessels (one LR1, five Handymax and six MR tankers), and has contracted for eight newbuilding MR's, which are expected to be delivered to the Company between August 2012 and January 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616